Commission File No. 000-33049
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended June 30, 2002 _______________________

POTOMAC ELECTRIC POWER COMPANY
SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Report, Financial Statements and Additional Information June 30, 2002 and 2001
Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Index to Report, Financial Statements and Additional Information June 30, 2002 and 2001
Page No.

Financial Statements:
Report of Independent Accountants	1
Statement of Net Assets Available for Benefits at June 30, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the years ended June 30, 2002 and 2001	3
Notes to Financial Statements	4
Additional Information:*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at June 30, 2002	18
*********************************************************

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are not applicable and are therefore omitted.

Report of Independent Accountants

To the Participants and Administrative Board of
    the Potomac Electric Power Company Savings
    Plan for Bargaining Unit Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees (the "Plan") at June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Washington, DC
December 20, 2002

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Statements of Net Assets Available for Benefits
	June 30,
	2002	2001
Investments:

Interest in Pepco Retirement Savings Plan Master Trust	$86,970,305	$ -
Pepco Common Stock Fund	-	33,841,567
Participant Directed Investments	-	66,695,294
Loans to Participants	10,699,275	-
Cash:
Money Market Funds	-	280,552
Net Assets Available for Benefits	$97,669,580	$100,817,413
The accompanying notes are an integral part of these financial statements.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Statements of Changes In Net Assets Available for Benefits
	Year Ended June 30,
	2002	2001
Additions:
Contributions:
Employer	$1,181,630	$1,515,476
Participants	5,393,170	7,091,243
Total Contributions	6,574,800	8,606,719
Investment Income (Loss):
Interest	849,226	2,732,219
Dividends on Pepco Common Stock	-	2,750,315
Interest in the Net Investment Loss in the Pepco Retirement Savings Plan Master Trust	(2,892,995)	-
Net Depreciation on Investments	-	(16,338,315)
Total Net Investment Loss	(2,043,769)	(10,855,781)
Total Additions (Deductions)	4,531,031	(2,249,062)
Deductions:
Distributions to Participants and Beneficiaries	7,132,332	11,019,631
Brokerage and Investment Management Fees	35,898	47,949
Total Deductions	7,168,230	11,067,580
Net Decrease Prior to Transfer From (To) Another Plan	(2,637,199)	(13,316,642)
Transfer To Another Plan	(510,634)	(38,782,867)
Net Decrease	(3,147,833)	(52,099,509)
Net Assets Available for Benefits at Beginning of Year	100,817,413	152,916,922
Net Assets Available for Benefits at End of Year	$97,669,580	$100,817,413
The accompanying notes are an integral part of these financial statements.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

NOTE 1 - General Description of Plan

The Potomac Electric Power Company Savings Plan for Bargaining Unit Employees (the "Plan") is a defined contribution employee benefit plan established by Potomac Electric Power Company (the "Company" or "Pepco") effective July 1, 1986. The Plan permits participation by full-time bargaining unit employees of the Company and its subsidiaries at date of employment. However, there is no Company matching contribution until the employees have completed one year of service. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Coincident with the closing date (December 19, 2000) of the Asset Purchase and Sale Agreement for Generating Plants and Related Assets between the Company and Southern Energy (now Mirant), Transferred Savings Employees were given the option of maintaining his/her account balance under the Plan, rolling over his/her account balance, including outstanding loans, to Mirant's qualified plan, rolling over his/her account balance into an individual retirement account or cashing in his/her account balance, subject to applicable taxes and penalties. Transferred Savings Employees electing to remain in the Plan as of the closing date are no longer allowed to make elective deferrals, receive matching Company contributions, or obtain loans. Such participants are however allowed to direct their account balances to any of the available investment options.

Effective January 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to convert the Company stock portion of the Plan to an Employee Stock Ownership Plan (ESOP). As an ESOP the Company may deduct for income tax purposes dividends paid on shares held in the Plan. To qualify as an ESOP, the Plan was amended as follows: (1) participants were given the option to take dividends as a distribution or keep them in the Plan and be reinvested in Pepco common stock, and (2) in addition to participants who are age 59-1/2 or older, participants who have attained 55 years of age and who have at least 10 years participation in the Plan were permitted to diversify all or a portion of their vested Matching Contribution Account into investments other than Company common stock. Prior to this amendment, all dividend earnings on participant accounts were reinvested in Pepco common stock and participants had to be age 59-1/2 or older to diversify Company contributions of Pepco common stock.

Effective April 1, 2002, the Plan was amended to make participants 100% vested in the Pepco Company matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant's retirement, (3) the date of a participant's death, (4) the date a participant begins a period of disability, or (5) the date a participant reaches age 65. Prior to this amendment, participants became 100% vested in the Pepco Company matching contributions at the earlier of (1) the time that Company contributions were in the participant's accounts for at least two full Plan years or (2) the date on which the participant completed five years of service with the Company.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

Participants are fully vested and have a nonforfeitable interest in their own contributions, including any earnings or losses thereon. Forfeited non-vested amounts are used to reduce future employer contributions.

Also, effective April 1, 2002, the Plan was further amended to allow participants to diversify their vested Company Matching Contributions regardless of age or years of participation in the Plan.

Designation of Trustee:

The Plan's Trustee is Fidelity Management Trust Company ("Fidelity") of Boston, MA.

Designation of Recordkeeper:

Fidelity Investments Institutional Operations Company serves as recordkeeper of the Plan records.

Contributions and Investment Elections:

Each participant may elect to contribute, through payroll redirection or deductions, from 1% to 6% (basic), in multiples of 1%, of their annual rate of salary as basic contributions to the Plan. Participants making the maximum 6% basic contribution may elect to contribute an additional 1% to 13% (amended July 1, 2002 to increase the 13% to 44%; see Note 9) of their annual rate of salary, in multiples of 1%, as supplemental contributions to the Plan. Participants may contribute savings under the Cash or Deferred Arrangement ("CODA") within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended, up to a maximum of $11,000 per calendar year (effective January 1, 2002) and/or after-tax ("Thrift") elections. Prior to this amendment participants could contribute savings up to a maximum of $10,500. The sum of the elected percentages for CODA and Thrift contributions and the Company matching contributions may not exceed 19% (amended July 1, 2002 to increase the 19% to 50%; see Note 9) of a participant's annual salary.

The Company contributes to the Plan by matching the participant's basic (first 6%) contributions. The Company contributes either cash, which is used exclusively for the purchase of Company common stock in a timely manner after date of receipt, or Company common stock. The Company matches 40% of basic CODA contributions. The Company matches 40% of basic Thrift contributions. Participants' supplemental contributions are not matched by the Company. Non-vested Company contributions which are forfeited by participants are used to reduce future Company contributions that would otherwise be required.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings (losses), and charged with an allocation of certain administration expenses. Allocations are based on participant earnings or account balances, as defined in the Pepco Retirement Savings Plan Master Trust (Master Trust Agreement).

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds. The available investment funds are a Company Common Stock Fund and a variety of Fidelity mutual funds of the following asset types: Income, Balanced, Growth & Income, Growth, International and Asset Allocation.

The investment options were selected by the Trustee and the Administrative Board of the Plan and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.

Participants can transfer all or part of their contribution balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund. Participants may change the allocation of their future contributions among the funds at any time.

Distributions and Withdrawals:

Participants may request, at any time, the withdrawal of Thrift account balances attributable to their own contributions and vested Company contribution account balances. The withdrawal of participant basic CODA and Thrift contributions, prior to the vesting of related Company contributions, will result in the forfeiture of related matching Company contributions. The withdrawal of CODA contributions, prior to a participant's having reached age 59 1/2 or having terminated from the Company, is permissible only in circumstances involving financial hardship.

If a participant retires, qualifies for long-term disability, or dies while employed, all Company contributions which have been made on their behalf, and earnings thereon, become immediately vested and their entire interest in the Plan may be distributed to them or their designated beneficiary.

Participants who are eligible to retire under the Company's General Retirement Plan may elect to have their Savings Plan balances remain in the Plan and have their balances paid to them annually over a period of ten years or their projected life expectancy (or joint life expectancy of the employee and spouse).

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

Distributions from the Pepco Common Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. Savings bonds purchased with CODA or Thrift contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment or attainment of age 59 1/2. U.S. Savings Bond Funds are distributed in cash or bonds as elected by the employee. Distributions from any of the other Plan funds are made in cash.

From time to time participants may change employment status with the Company during a plan year and as a result their account balance is transferred to one of the Company's other qualified defined contribution plans. This asset movement is identified in the statement of changes in net assets available for benefits as a transfer (to) from another plan. Additional assets were transferred from the Plan due to the sale of generating plants and related assets to Mirant in December of 2000.

Loans:

Loans are available to participants from amounts attributable to CODA contributions, subject to U.S. Department of Labor and Internal Revenue Service (the "IRS") limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. The number and amount of loans allowed to a participant are restricted by the Plan. A participant can have up to four loans outstanding at any time. The prevailing prime rate is applied as the interest rate for the loan. Loan repayments are made through payroll deductions. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made for a period of three months, the loan is in default and is converted to a distribution. A one time loan fee of $50 is deducted from the participant's account with Fidelity at the time of distribution.

Plan Administration and Termination:

The Plan is administered by an Administrative Board which is appointed by the Company's Board of Directors. All contributions to the Plan are held in trust by Fidelity, the Plan Trustee, for the exclusive benefit of the participants. Trustee fees and other administrative expenses of the Plan are generally paid by the Company. Brokerage fees, investment management fees and other investment transaction costs are paid by the Plan.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

NOTE 2 - Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The financial statements of the Plan are prepared on the accrual basis of accounting.

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

In accordance with U.S. Department of Labor regulations, the Company accounts for realized and unrealized gains and losses on the Pepco Common Stock Fund. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Company common stock held in the Pepco Common Stock Fund is valued at fair market value, measured by the quoted current market price. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 by the Trustee on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at original cost, which approximates fair value.

Funds deposited as listed below were in a General Account held by Fidelity. Under the contracts, the repayment of principal was guaranteed by the institutions together with the crediting of interest at a specified rate for a specified period of time. These funds were stated at contract value, measured as cost plus earned interest income to date, less withdrawals.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements
The Plan held Guaranteed Insurance Contracts with the following Companies as of June 30:
	2002	2001	Contract Rate

Metropolitan Life Insurance Company; maturity date of July 2, 2002	$ 963,182	$ 2,833,213	6.04%

Principal Mutual Life Insurance Co.; maturity date of July 2, 2001	-	3,914,660	6.17%

Travelers Insurance Company; maturity date of July 2, 2001	-	1,656,282	6.06%

Total	$ 963,182	$ 8,404,155

Loans to participants are valued at cost, which approximates fair market value.

Benefit payments to participants are recorded when paid.

Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company. The Fidelity Management Trust Company is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $35,899 and $47,949 for the plan years ended June 30, 2002 and 2001, respectively.

The Company as Plan sponsor is a related party. At June 30, 2002 and 2001, the Plan held an investment of 1,628,740 and 1,609,970 shares of Potomac Electric Power Company common stock, respectively. The fair market value of the common stock at June 30, 2002 and 2001 was $34,985,336 and $33,841,567, respectively. Purchases of $5,111,281 and $7,651,741 and sales of $4,847,570 and $19,960,949 of Company common stock were made during the plan years ended June 30, 2002 and 2001, respectively.

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

NOTE 3 - Tax Status of the Plan

The IRS has determined, most recently in November 1994, that the Plan is a qualified employee benefit plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements
NOTE 4 - Assets Held in a Master Trust at Fidelity Management Trust Company

At June 30, 2002, the Plan's investment assets were held in a trust account at Fidelity and consist of an interest in the Pepco Retirement Savings Plan Master Trust ("Master Trust"). The Master Trust also includes the investment assets of the Potomac Electric Power Company Savings Plan for Exempt Employees and the Potomac Electric Power Company Savings Plan for Non-Bargaining Unit, Non-Exempt Employees.

The following table represents the assets held by the Master Trust along with the related investment loss:

June 30, 2002
Investments:
Interest Bearing Cash	$ 2,749,487
U.S. Government Securities	329,548
Funds Held in Insurance Company General Accounts	2,727,789
Interest on Common/Collective Trusts	9,242,511
Employer Securities (Pepco Common Stock Fund)	101,772,845
Interest in Registered Investment Companies	156,302,222
Net Assets in the Master Trust	$273,124,402
Year Ended June 30, 2002
Net Investment Income (Loss):
Interest	$ 3,932,057
Dividends	4,511,245
Net Appreciation (Depreciation) on the Fair Value of Investments:
Pepco Common Stock Fund	2,743,410
Common Collective Trusts	(2,132,120)
Mutual Funds	(20,703,990)
Net Investment Loss	$(11,649,398)
The Plan's specific interest in the Master Trust as a percentage of total assets of the Master Trust was 31.8% at June 30, 2002.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements
NOTE 5	Information About Non-Participant Directed Investments Relating to the Pepco Common Stock Fund for the Savings Plan for Bargaining Unit Employees
	June 30,
	2002	2001
Investments:
Pepco Common Stock Fund	$34,383,207	$33,209,946
Cash	602,129	631,621
Total	$34,985,336	$33,841,567
Note:

The Plan does not separately account for participant and non-participant directed investments in the Pepco Common Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements
NOTE 6 - Information About Non-Participant Directed Investments
Significant components of the Changes in Net Assets relating to the Pepco Common Stock Fund is as follows:
	Year Ended June 30,
	2002	2001
Contributions:
Employer	$1,181,646	$1,515,476
Participants	2,092,765	2,880,967
Total Contributions	3,274,411	4,396,443
Investment Income (Loss):
Dividends on Pepco Common Stock	1,573,178	2,750,299
Interest	154,542	186,663
Net Appreciation (Depreciation) on Pepco Common Stock	888,844	(6,736,470)
Net Investment Income (Loss)	2,616,564	(3,799,508)
Distributions to Participants and Beneficiaries	(3,227,259)	(5,267,121)
Brokerage and Investment Management Fees	(8,770)	(17,671)
Net Interfund Transfers	(1,324,903)	(2,080,486)
Transfer To (From) Plan	(186,274)	(12,294,989)
Net Increase (Decrease)	1,143,769	(19,063,332)
Net Assets Available for Benefits at Beginning of Year	33,841,567	52,904,899
Net Assets Available for Benefits at End of Year	$34,985,336	$33,841,567
Note:

The Plan does not separately account for participant and non-participant directed investments in the Pepco Common Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

Potomac Electric Power Company Savings Plan for Bargaining Employees Notes to Financial Statements
NOTE 7 - Investments Greater Than 5% of Net Assets
The fair market value of individual investments that represent 5% or more of the Plan's net assets as follows:
	June 30
	2002	2001
Interest in Pepco Retirement Savings Plan Master Trust	$86,970,305*	-
Pepco Common Stock Fund	-	$33,841,567
Fidelity Blue Chip Fund	-	$14,733,515
Fidelity Short-Term Investments Fund	-	$23,569,278
Loans to Participants		$11,337,540
*	Pepco Common Stock Fund consists of participant and non-participant directed investments.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Notes to Financial Statements
NOTE 8 - Net Depreciation in Fair Value of Plan's Investments
Year Ended June 30, 2001
Pepco Common Stock Fund	$(6,736,470)
Investments in Registered Investment Companies	(8,872,946)
Common Collective Trust	(728,899)
Net Depreciation	$(16,338,315)

Potomac Electric Power Company Savings Plan for Bagaining Unit Employees Notes to Financial Statements

NOTE 9 - Subsequent Event

Effective July 1, 2002, the Plan was amended to adjust for changes resulting from EGTRRA. Contribution limits have increased to allow participants (1) to increase the maximum percentage limitation of compensation on which a participant may contribute from 19% to 50% of eligible compensation, (2) to increase the annual compensation limit for contributions from $170,000 to $200,000, (3) to increase the Annual Additions Limitation from the lesser of $35,000 or 25% of total compensation to the lesser of $40,000 or 100% of total compensation, and (4) to allow catch-up contributions enacted by EGTRRA. Catch-up contributions are allowed to participants who are at least 50 years of age by the end of the calendar year and who have contributed the lesser of Plan or statutory maximums to the Plan. In accordance with EGTRRA, the Plan allows additional (catch-up) pre-tax contributions of up to $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006. Additionally, following a hardship withdrawal, the period of time in which a participant is prohibited from making elective contributions to the Plan has decreased from 1 year to six months. Rollover contributions have been broadened to permit participants to rollover eligible contributions from other employer-sponsored plans into the Plan. Participants are able to rollover any after-tax contributions in the Plan into an IRA or other qualified defined contributions plan, provided the plan maintains separate accounting of these funds including any earnings.

Upon completion of the merger between Pepco and Conectiv, August 1, 2002, the Pepco Common Stock Fund assets were transferred to the Pepco Holdings Stock Fund. There is no difference in participant accounts other than the change in the name of the fund.

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees Additional Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	June 30, 2002
(a) (b) (c) Identity of Issuer, Description	(d) Cost	(e) Current Value
Interest in the Pepco Retirement Savings Plan Master Trust	$90,670,224	$86,970,305
Participant Loans * (Loans to Participants, interest rates from 4.75% to 9.5%; maturity dates range from 1 to 30 years)		10,699,275
Total Assets Held for Investment Purposes		$97,669,580
*	Party-in-Interest

Exhibits:
Exhibit 23	Consent of Independent Accountants - Filed herewith
Exhibit 99	Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES By: /s/ D. R. WRAASE Dennis R. Wraase, Chairman Administrative Board
Date: December 20, 2002
EXHIBIT 23
POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Numbers 333-96687) of Pepco Holdings, Inc. of our report dated December 20, 2002, relating to the financial statements of Potomac Electric Power Company Savings Plan for Bargaining Unit Employees, appearing on page 1 of this Form 11-K.

PricewaterhouseCoopers LLP Washington, D.C. December 20, 2002

Exhibit 99
Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

     I, Dennis R. Wraase, Chairman, Administrative Board, of Pepco Holdings, Inc., certify that, to the best of my knowledge, the Annual Report on Form 11-K of Pepco Holdings, Inc. relating to the Potomac Electric Power Company Savings  Plan for Bargaining Unit Employees for the year ended June 30, 2002, filed with the Securities and Exchange Commission on the date hereof (i) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (ii) the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Potomac Electric Power Company Savings  Plan for Bargaining Unit Employees.

Dated: December 20, 2002	/s/ D. R. WRAASE Dennis R. Wraase Chairman, Administrative Board